UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2015
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364	                                  December 31,
2016

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Great-West Funds, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

8515 E. Orchard Road, Greenwood Village, CO 80111
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Great-West Funds, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that Great-West Aggressive Profile I Fund, Great-West Conservative Profile I Fund, Great-West Moderate Profile I Fund, Great-West Moderately Aggressive Profile I Fund, Great-West Moderately Conservative Profile I Fund, Great-West Aggressive Profile II
Fund, Great-West Conservative Profile II Fund, Great-West
Moderate Profile II Fund, Great-West Moderately Aggressive
Profile II Fund, Great-West Moderately Conservative Profile II
Fund, Great-West SecureFoundation Balanced Fund, Great-West SecureFoundation Lifetime 2015 Fund, Great-West
SecureFoundation Lifetime 2020 Fund, Great-West
SecureFoundation Lifetime 2025 Fund, Great-West
SecureFoundation Lifetime 2030 Fund, Great-West
SecureFoundation Lifetime 2035 Fund, Great-West
SecureFoundation Lifetime 2040 Fund, Great-West
SecureFoundation Lifetime 2045 Fund, Great-West
SecureFoundation Lifetime 2050 Fund, Great-West
SecureFoundation Lifetime 2055 Fund, Great-West Lifetime Conservative 2015 Fund, Great-West Lifetime 2015 Fund, Great-
West Lifetime Conservative 2020 Fund, Great-West Lifetime 2020
Fund, Great-West Lifetime Conservative 2025 Fund, Great-West Lifetime 2025 Fund, Great-West Lifetime Conservative 2030
Fund, Great-West Lifetime 2030 Fund, Great-West Lifetime Conservative 2035 Fund, Great-West Lifetime 2035 Fund, Great-
West Lifetime Conservative 2040 Fund, Great-West Lifetime 2040
Fund, Great-West Lifetime Conservative 2045 Fund, Great-West Lifetime 2045 Fund, Great-West Lifetime Conservative 2050
Fund, Great-West Lifetime 2050 Fund, Great-West Lifetime Conservative 2055 Fund, and Great-West Lifetime 2055 Fund
(each a "Fund", collectively the "Funds") of the Great-West
Funds, Inc. complied with the requirements of subsections (b)
and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2016. Management is responsible for each
Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the
Funds' compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States), and accordingly, included
examining on a test basis, evidence about the Funds'
compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests
performed as of December 31, 2016, and with respect to
agreement of security purchases and sales, for the period from September 1, 2016 (the date of our last examination) through December 31, 2016:
1.	Agreement of one security purchase and one security sale per
Fund from the books and records of the Funds to transfer agent's confirmations;

2.	Confirmation of all securities held with transfer agent.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that each of the Funds of the Great-West Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2016, with respect to securities reflected in the investment account of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Great-West Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP
Denver, Colorado
March 1, 2017


MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of Great-West Aggressive Profile Fund I, Great-West Conservative Profile I Fund, Great-West Moderate Profile I Fund, Great-West Moderately Aggressive Profile I Fund, Great-West Moderately Conservative Profile I Fund, Great-West Aggressive Profile II Fund, Great-West Conservative Profile II Fund, Great-West Moderate Profile II Fund, Great-West Moderately Aggressive Profile II Fund, Great-West Moderately Conservative Profile II Fund, Great-West SecureFoundation Balanced Fund, Great-West SecureFoundation Lifetime 2015 Fund, Great-West SecureFoundation Lifetime 2020 Fund, Great-West SecureFoundation Lifetime 2025 Fund, Great-West SecureFoundation Lifetime 2030 Fund, Great-West SecureFoundation Lifetime 2035 Fund, Great-West SecureFoundation Lifetime 2040 Fund, Great-West SecureFoundation Lifetime 2045 Fund, Great-West SecureFoundation Lifetime 2050 Fund, Great-West SecureFoundation Lifetime 2055 Fund, Great-West Lifetime Conservative 2015 Fund, Great-West Lifetime 2015 Fund, Great-West Lifetime Conservative 2020 Fund, Great-West Lifetime 2020 Fund, Great-West Lifetime Conservative 2025 Fund, Great-West Lifetime 2025 Fund, Great-West Lifetime Conservative 2030 Fund, Great-West Lifetime 2030 Fund, Great-West Lifetime Conservative 2035 Fund, Great-West Lifetime 2035 Fund, Great-West Lifetime Conservative 2040 Fund, Great-West Lifetime 2040 Fund, Great-West Lifetime Conservative 2045 Fund, Great-West Lifetime 2045 Fund, Great-West Lifetime Conservative 2050 Fund, Great-West Lifetime 2050 Fund, Great-West Lifetime Conservative 2055 Fund, and Great-West Lifetime 2055 Fund (each a "Fund", collectively the "Funds") of the Great-West Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2016 and from September 1, 2016 through December 31, 2016.
Based on this evaluation, we assert that each of the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2016, and from September 1, 2016 through December 31, 2016, with respect to securities reflected in the investment accounts of the Funds.

Great-West Funds, Inc.
By:

______________________________
David L. Musto
President and Chief Executive Officer



______________________________
Mary Maiers
Chief Financial Officer and Treasurer



__________________________________________
Ryan Logsdon
Vice President, Counsel & Secretary

March 1, 2017